EXHIBIT 21.1
LIST OF SUBSIDIARIES

Nuvilex has over the years created and worked through many subsidiaries in its operations. Over the past year, we have become more streamlined. Herein is an updated list of the presently active subsidiaries:

Bio Blue Bird AG
Freedom-2, Inc.
Freedom-2 Holdings, Inc.
MedElite, Inc.
Medical Marijuana Sciences, Inc.